Rec'd 2/21/02



02006626

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
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RECD S.E.C.
FEB 2 1 2002
516

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/00 (MM/DD/YY) AND ENDING 12/31/00 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Crimson Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Ave., 9th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morgenstern + Associates
(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) Zip Code)

PROCESSED
MAR 1 9 2002
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Morgenstern & Associates
CERTIFIED PUBLIC ACCOUNTANTS


COPY

Rec'd 2/21/01

Crimson Securities, Inc.

FINANCIAL STATEMENTS

December 31, 2000

Morgenstern & Associates
CERTIFIED PUBLIC ACCOUNTANTS

Crimson Securities, Inc.
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
December 31, 2000

Morgenstern & Associates

A PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS

EARL MORGENSTERN, CPA (PA, NJ)
GARY C. WAXMAN, CPA, CFP (PA, NJ)
RICHARD MORGENSTERN, CPA, CVA (PA, NJ)
ROBERT W. ELLERSHAW, CPA (PA, NJ)
MICHAEL NADLEY
(1903-1989)

JOANNE WALIGORSKI, CPA (NJ)
AMY W. DREZNER, CPA (NJ)
LISA A. BUSCHAM, CPA (NJ)
TARA M. HYNDMAN
MARY F. NETTLEMAN, CPA (NJ)
JONATHAN T. LAVALLEE, CPA (NJ)
ANN E. KELLY
KENNETH S. CARTER, CNA, MCP

CFP-*Certified Financial Planner* / CVA-*Certified Valuation Analyst*
CNA-*Certified Novell Administrator* / MCP-*Microsoft Certified Professional*

To the Directors and Officers
CRIMSON SECURITIES, INC.
Two Penn Center, Suite 605
Philadelphia, PA 19102

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Crimson Securities, Inc. as of December 31, 2000 and the related statement of operations, stockholder's equity and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Crimson Securities, Inc. as of December 31, 2000, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



MORGENSTERN & ASSOCIATES
Certified Public Accountants

May 3, 2001

F:\Winword\Crimson\Crimson.1200 notes.doc
F:\Excel\Crimson\Crimson 12.00.xls

Morgenstern & Associates
CERTIFIED PUBLIC ACCOUNTANTS

Crimson Securities, Inc.

BALANCE SHEET

For The Year Ended December 31, 2000

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	10,543
Prepaid expenses		2,908
Deferred tax asset		7,474
Total current assets		20,925
SECURITIES NOT READILY MARKETABLE, at estimated fair value		3,300
PROPERTY AND EQUIPMENT, NET		943
TOTAL ASSETS	$	25,168

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	4,312
Accrued taxes		6,325
Total current liabilities		10,637
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDER'S EQUITY		
Common stock, $0.001 par value; 1,000 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in capital		38,717
Retained earnings		(24,187)
Total stockholder's equity		14,531
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	25,168

See accompanying Notes to Financial Statements

Crimson Securities, Inc.
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2000

REVENUES		
Commissions	$	1,245,240
Interest		474
		1,245,714
EXPENSES		
Consulting fees		1,223,818
Communications and data processing		585
Depreciation and amortization		979
General and administrative		21,011
Membership fees		1,575
Professional fees		9,382
Other loss		3,628
		1,260,978
INCOME BEFORE CORPORATE TAXES		(15,263)
PROVISION FOR CORPORATE TAXES		
Current		3,340
Deferred		(4,464)
NET LOSS FOR YEAR	$	(14,139)

See accompanying Notes to Financial Statements

Morgenstern & Associates
CERTIFIED PUBLIC ACCOUNTANTS

Crimson Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2000

	Common Stock		**Additional Paid-In**	**Retained**	
	Shares	**Amount**	**Capital**	**Earnings**	**Total**
Balance, January 1, 2000	**1,000**	**$ 1**	**$ 34,717**	**$ (10,048)**	**$ 24,670**
Capital contribution	**-**	**-**	**4,000**	**-**	**4,000**
Net loss for year	**-**	**-**	**-**	**(14,139)**	**(14,139)**
Balance at December 31, 2000	**1,000**	**$ 1**	**$ 38,717**	**$ (24,187)**	**$ 14,531**

See accompanying Notes to Financial Statements

Crimson Securities, Inc.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2000

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for year	$	(14,139)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation		979
Deferred tax asset		(4,464)
Other loss		3,628
Forgiveness of debt		(2,117)
Changes in assets and liabilities:		
Accrued taxes		3,040
Accrued expenses		2,312
Prepaid expenses		8,300
Net cash used by operating activities		(2,461)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(1,415)
Purchase of securities not readily marketable		(3,300)
Net cash used by investing activities		(4,715)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid-in-capital		4,000
Net cash provided by financing activities		4,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		(3,176)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		13,719
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	10,543

See accompanying Notes to Financial Statements

Crimson Securities, Inc.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

For The Year Ended December 31, 2000

Subordinated borrowings at January 1, 2000	$	**2,117**
Decreases:		
Forgiveness of subordinated note		**(2,117)**
Subordinated borrowings at December 31, 2000	**$**	**0**

See accompanying Notes to Financial Statements

Crimson Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2000

NATURE OF BUSINESS

The Company, a Delaware corporation formed in 1995, is a broker/dealer in securities and a member of the NASD.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational Costs

Organizational costs are recorded at cost. Amortization is provided using straight-line which is not materially different from normal amortization methods.

Ranges of estimated useful lives by classes are summarized below:

Organizational costs	5 years

Cash and Cash Equivalents

The Company considers all investments with a maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Computer equipment and software	3 years

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system.

Concentrations of Credit Risk

Financial instruments that subject the Company to potential concentrations of credit risk consist principally of cash. Cash consists of deposits with a large United States financial institution that is insured by the Federal Deposit Insurance Company up to a maximum of $100,000 per account. At December 31, 2000, the Company had no uninsured cash balance.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, not readily marketable securities, intangible assets, and accounts payable and borrowings, are carried at cost, which approximates fair value.

Revenue Recognition

The Company recognizes revenues when earned or when services performed, provided no significant obligations remain, and collectibility is probable.

Crimson Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2000

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities and operating losses available to offset future taxable income, using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

2. SECURITIES NOT READILY MARKETABLE

Securities not readily marketable include investment securities (a) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (b) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2000, these securities, at estimated fair values, consisted of common stock for $3,300.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Computer hardware	$ 1,415
Less Accumulated Depreciation	(472)
	$ 943

4. SUBORDINATED BORROWINGS

A loan of $2,117 was made to the Company by a former indirect shareholder. The note bears no interest and is payable upon demand. The note was subordinated during 1997. During the year, the indirect shareholder has forgiven the Company for repayment of the entire $2,117 loan.

5. INCOME TAXES

As of December 31, 2000, the Company had deferred tax assets of $8,304 and deferred tax liabilities of $830. Deferred tax assets and liabilities relate primarily to net operating losses as well as charitable contribution carryforwards. Net deferred tax assets amounted to $7,474 for the year ended December 31, 2000.

Crimson Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2000

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2000, the Company had net capital of $6,118, which was $1,231 in excess of its required net capital of $5,000. The Company's net capital ratio was 170.7%.

7. SUBSEQUENT EVENTS

During January 2001, the sole shareholder of the Company agreed to sell all of its common stock in the Company to a third party. The original sole shareholder retained the following assets as part of the sale: cash and cash equivalents, the Company's bank accounts and deposits, the Company's portfolio of securities, the deposits, if any, with the clearing broker, and all tangible assets of the Company.

Crimson Securities, Inc.

TABLE OF CONTENTS TO SUPPLEMENTARY INFORMATION

December 31, 2000

Morgenstern & Associates

A PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS

EARL MORGENSTERN, CPA (PA, NJ)
GARY C. WAXMAN, CPA, CFP (PA, NJ)
RICHARD MORGENSTERN, CPA, CVA (PA, NJ)
ROBERT W. ELLERSHAW, CPA (PA, NJ)
MICHAEL NADLEY
(1903-1989)

JOANNE WALIGORSKI, CPA (NJ)
AMY W. DREZNER, CPA (NJ)
LISA A. BUSCHAM, CPA (NJ)
TARA M. HYNDMAN
MARY F. NETTLEMAN, CPA (NJ)
JONATHAN T. LAVALLEE, CPA (NJ)
ANN E. KELLY
KENNETH S. CARTER, CNA, MCP

CFP-*Certified Financial Planner* / CVA-*Certified Valuation Analyst*
CNA-*Certified Novell Administrator* / MCP-*Microsoft Certified Professional*

To the Board of Directors
CRIMSON SECURITIES, INC.
Two Penn Center Plaza
Suite 605
Philadelphia, PA 19102

Supplementary Information Required by SEC Rule 17a-5

We have audited the financial statements of Crimson Securities, Inc. for the year ended December 31, 2000, and have issued our report dated May 3, 2001. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The accompanying information for the year ended December 31, 2000 that appears on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



MORGENSTERN & ASSOCIATES, P.A.
Certified Public Accountants

May 3, 2001

PROMENADE NORTH - SUITE 3011, MAIN STREET, VOORHEES, NJ 08043 • PHONE (856) 489-0222 • (215) 629-1586 • FAX (856) 489-0088

website:www.morgcpa.com / e-mail:contact@morgcpa.com

MEMBERS: AMERICAN INSTITUTE OF CPA, PENNSYLVANIA INSTITUTE OF CPA, NEW JERSEY SOCIETY OF CPA

Morgenstern & Associates
CERTIFIED PUBLIC ACCOUNTANTS

Schedule I

Crimson Securities, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2000

NET CAPITAL		
Total stockholders' equity	$	14,531
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		14,531
Add:		
Subordinated borrowings allowable in computation of net capital		0
Total capital and allowable subordinated borrowings		14,531
Deductions and/or charges:		
A. Non-allowable assets		
Prepaid expenses		(2,908)
Deferred tax asset		(7,474)
Securities not readily marketable		(3,300)
Property and equipment, net		(943)
Discretionary liabilities		6,325
Net capital before haircuts on securities positions		6,231
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		0
Net Capital	$	6,231
AGGREGATE INDEBTEDNESS		
Items included in balance sheet		
Accrued expenses	$	10,637
Total Aggregate Indebtedness	$	10,637
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar requirement	$	5,000
Excess net capital	$	1,231
Ratio: Aggregate indebtedness to net capital		170.7%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	6,118
Immaterial difference		113
Net capital per above	$	6,231

See Auditor's Report on supplementary information

Schedule II

Crimson Securities, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2000

The company was in compliance with the exemptive provision of Rule 15c3-3(k)(ii) as of December 31, 2000.

Schedule III

Crimson Securities, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2000

The company was in compliance with the exemptive provision of Rule 15c3-3(k)(ii) as of December 31, 2000.

Morgenstern & Associates

A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS AND MANAGEMENT CONSULTANTS

EARL MORGENSTERN, CPA (PA, NJ)
GARY C. WAXMAN, CPA, CFP (PA, NJ)
RICHARD MORGENSTERN, CPA, CVA (PA, NJ)
ROBERT W. ELLERSHAW, CPA (PA, NJ)
MICHAEL NADLEY
(1903-1989)

JOANNE WALIGORSKI, CPA (NJ)
AMY W. DREZNER, CPA (NJ)
LISA A. BUSCHAM, CPA (NJ)
TARA M. HYNDMAN
MARY F. NETTLEMAN, CPA (NJ)
JONATHAN T. LAVALLEE, CPA (NJ)
ANN E. KELLY
KENNETH S. CARTER, CNA, MCP

CFP-Certified Financial Planner / CVA-Certified Valuation Analyst
CNA-Certified Novell Administrator / MCP-Microsoft Certified Professional

To the Board of Directors
CRIMSON SECURITIES, INC.
Two Penn Center Plaza
Suite 605
Philadelphia, PA 19102

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

We have audited the financial statements of Crimson Securities, Inc. for the year ended December 31, 2000, and have issued our report thereon dated May 3, 2001. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We have also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

PROMENADE NORTH - SUITE 3011, MAIN STREET, VOORHEES, NJ 08043 • PHONE (856) 489-0222 • (215) 629-1586 • FAX (856) 489-0088
website:www.morgcpa.com / e-mail:contact@morgcpa.com
MEMBERS: AMERICAN INSTITUTE OF CPA, PENNSYLVANIA INSTITUTE OF CPA, NEW JERSEY SOCIETY OF CPA

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Crimson Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Morgenstern & Associates

MORGENSTERN & ASSOCIATES, P.A.
Certified Public Accountants

May 3, 2001